Docebo Reports Fourth Quarter and Fiscal Year 2023 Results

TORONTO, ONTARIO - February 23, 2024 - Docebo Inc. (NASDAQ: DCBO; TSX:DCBO) (“Docebo” or the “Company”), a leading learning platform provider with a foundation in artificial intelligence (AI) and innovation, announced financial results for the three months and fiscal year ended December 31, 2023. All amounts are expressed in US dollars unless otherwise stated.

"We are delighted to announce that our fourth quarter results surpassed our guidance for both revenue and profitability,” commented Claudio Erba, Founder and Chief Executive Officer. “As we look ahead to 2024, we have an ambitious product roadmap and remain focused on driving innovation into the learner experience by leveraging AI throughout our platform."

Fourth Quarter 2023 Financial Highlights
•Subscription revenue of $46.5 million, represented 94% of total revenue, an increase of 28% from the comparative period in the prior year.
•Total revenue of $49.3 million, an increase of 27% from the comparative period in the prior year.
•Gross profit of $40.0 million, an increase of 27% from the comparative period in the prior year, or 81.2% of revenue, compared to 80.7% of revenue for the comparative period in the prior year.
•Net income of $3.2 million, or $0.10 per share, compared to net income of $1.6 million, or $0.05 per share for the comparative period in the prior year.
•Adjusted Net Income1 of $8.3 million, or adjusted earnings per share of $0.26, compared to Adjusted Net Income of $3.4 million, or adjusted earnings per share of $0.10 for the comparative period in the prior year.
•Annual Recurring Revenue (“ARR”)1 as of December 31, 2023 of $194.3 million, an increase of $37.2 million from $157.1 million as of December 31, 2022, an increase of 24% or 23% after adjusting for the positive impact of approximately 1 percentage point given the weakening of the U.S. dollar relative to foreign currencies.
•Adjusted EBITDA1 of $6.5 million, representing 13.2% of total revenue, compared to Adjusted EBITDA of $2.3 million, representing 5.8% of total revenue, for the comparative period in the prior year.
•Cash flow from operating activities of $6.5 million, compared to $2.2 million for the comparative period in the prior year.
•Free Cash Flow1 of $7.0 million, representing 14.2% of total revenue, compared to $2.0 million, representing 5.1% of total revenue, for the comparative period in the prior year.

Fiscal Year 2023 Financial Highlights
•Subscription revenue of $169.8 million, representing 94% of total revenue, and an increase of 29% from the comparative period in the prior year.
•Total revenue of $180.8 million, an increase of 27% from the comparative period in the prior year.
•Gross profit of $146.3 million, or 81% of revenue.
•Net income of $2.8 million, or $0.09 per share, compared to net income of $7.0 million, or $0.21 per share, for the comparative period in the prior year.
•Adjusted net income of $21.2 million, or adjusted earnings per share of $0.65, compared to adjusted net income of $2.3 million, or adjusted earnings per share of $0.07 for the comparative period in the prior year.
•Net Dollar Retention Rate1 as at December 31, 2023 of 104% compared to 109% at December 31, 2022.
•Adjusted EBITDA1 of $16.3 million, representing 9% of total revenue, compared to Adjusted EBITDA of $1.3 million, representing 1% of total revenue, for the comparative period in the prior year.
•Cash flow generated from operating activities of $16.0 million, compared to $2.3 million for the comparative period in the prior year.
•Free cash flow1 of $20.1 million, representing 11% of total revenue, compared to $1.4 million, representing 1% of total revenue, for the comparative period in the prior year.

•Cash and cash equivalents of $72.0 million as at December 31, 2023 compared to $216.3 million as at December 31, 2022.

Fourth Quarter 2023 Business Highlights
•Docebo is now used by 3,759 customers, an increase from 3,394 customers at the end of December 31, 2022.
•Strong growth in Average Contract Value1, calculated as total Annual Recurring Revenue divided by the number of active customers, from $46,288 as at December 31, 2022 to $51,689 as at December 31, 2023.
•Notable new customer wins in the quarter include a significant deal with a Big 4 US-based bank operating globally using Docebo to move their learning platform to the cloud for a variety of internal use cases including Customer Support, Professional Services and Engineering Enablement, Onboarding, and Compliance training.
•Special Olympics provides year-round sports training and athletic competition in a variety of Olympic-type sports for children and adults with intellectual disabilities, giving them continuing opportunities to develop physical fitness, demonstrate courage, experience joy, and participate in a sharing of gifts, skills and friendship with their families, other Special Olympics athletes, and the community. The organization serves more than 4 million athletes and Unified Sports® partners in more than 170 countries through programming in sports, health, education, and leadership. Docebo will address several external use case requirements for Special Olympics including continuing education management.
•Major League Baseball (MLB) and the MLB Players Association have chosen Docebo as a learning solution platform to train players on a variety of topics that will help them lead more healthy and productive lives on and off the field.
•Pirelli, founded in Milan in 1872 is one of the world's leading manufacturers of high-performance tires. Their brand is known globally for its cutting-edge technology, high-end production excellence and passion for innovation. Pirelli chose to partner with Docebo to address their partner learning requirements.
•Founded in 1960 by Valentino Garavani and Giancarlo Giammetti, Maison Valentino has established itself as a landmark of Made in Italy on the international scene. With its signature DNA, it is the most established Italian Maison de Couture with collections in Couture, Prêt-à-porter, Bags, Shoes, and Accessories, as well as with licensed partners in Valentino Eyewear and Valentino Beauty. The company selected Docebo to support its external use case training requirements in areas that include customer and partner education, memberships, and retail & franchisee training.
•Texas County District and Retirement System chose Docebo for its onboarding and professional development use case needs.
•The Big 5 US-based technology company that signed in August 2023 is expanding their use of the Docebo platform to support their multiple use case needs, including training for a large external audience.
•Bojangles is a North Carolina-born restaurant chain known for its scratch-made Southern food served at approximately 800 locations. Since implementing Docebo earlier in 2023, Bojangles has expanded its use of the platform for training franchisees.
•Stanley Black & Decker is a global leader in tools and outdoor operating manufacturing facilities worldwide. The company's iconic brands include DEWALT®, BLACK+DECKER®, CRAFTSMAN®, STANLEY®, CUB CADET® and HUSTLER®. During the quarter, the company expanded the scope of its external use case of the Docebo platform being used to support both customer and brand training.

1 Please refer to “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” section of this press release.

Fourth Quarter and Fiscal Year 2023 Results

Selected Financial Measures

	Three months ended December 31,				Fiscal year ended December 31,
	2023	2022	Change	Change	2023	2022	Change	Change
	$	$	$	%	$	$	$	%
Subscription Revenue	46,486	36,274	10,212	28.2%	169,764	131,597	38,167	29.0%
Professional Services	2,794	2,681	113	4.2%	11,075	11,315	(240)	(2.1)%
Total Revenue	49,280	38,955	10,325	26.5%	180,839	142,912	37,927	26.5%

Gross Profit Margin	40,025	31,448	8,577	27.3%	146,341	114,734	31,607	27.5%
Percentage of Total Revenue	81.2%	80.7%			80.9%	80.3%

Net Income	3,222	1,600	1,622	101.4%	2,840	7,018	(4,178)	(59.5)%

Cash Provided by Operating Activities	6,476	2,193	4,283	195.3%	15,964	2,288	13,676	597.7%

Key Performance Indicators and Non-IFRS Measures

	As at December 31,
	2023	2022	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	194.3	157.1	37.2	23.7%
Average Contract Value (in thousands of US dollars)	51.7	46.3	5.4	11.7%
Net Dollar Retention Rate	104%	109%	(5)%	(5)%
Customers	3,759	3,394	365	10.8%

	Three months ended December 31,				Fiscal year ended December 31,
	2023	2022	Change	Change	2023	2022	Change	Change
	$	$	$	%	$	$	$	%
Adjusted EBITDA	6,500	2,260	4,240	187.6%	16,277	1,289	14,988	1,162.8%
Adjusted Net Income	8,303	3,390	4,913	144.9%	21,159	2,296	18,863	821.6%
Adjusted Earnings per Share - Basic	0.26	0.10	0.16	160.0%	0.65	0.07	0.58	828.6%
Adjusted Earnings per Share - Diluted	0.25	0.10	0.15	150.0%	0.63	0.07	0.56	800.0%
Working Capital	21,494	178,728	(157,234)	(88.0)%	21,494	178,728	(157,234)	(88.0)%
Free Cash Flow	7,004	1,972	5,032	255.2%	20,117	1,430	18,687	1,306.8%

Financial Outlook

Docebo is providing financial guidance for the three months ended March 31, 2024 as follows:

•Total revenue between $51.0 and $51.3 million
•Gross profit margin between 81.0% and 81.5%
•Adjusted EBITDA as a percentage of total revenue between 12.5% to 13.5%

The information in this section is forward-looking. Please see the sections entitled “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” and “Key Performance Indicators” in this press release for how we define “Adjusted EBITDA” and the section entitled “Forward-Looking Information.” A reconciliation of forward-looking “Adjusted EBITDA” to the most directly comparable IFRS measure is not available without unreasonable effort, as certain items cannot be reasonably predicted because of their high variability, complexity and low visibility. Docebo believes that this type of guidance provides useful insight into the anticipated performance of its business.

Conference Call

Management will host a conference call on Friday, February 23, 2024 at 8:00 am ET to discuss these fourth quarter and fiscal year results. To access the conference call, please dial +1.646.960.0169 or +1-888-440-6849 or access the webcast at

https://docebo.inc/events-and-presentations/default.aspx. The consolidated financial statements for the fiscal year ended December 31, 2023 and Management’s Discussion & Analysis for the same period have been filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Alternatively, these documents along with a presentation in connection with the conference call can be accessed online at https://investors.docebo.com.

An archived recording of the conference call will be available until March 1, 2024 and for 90 days on our website. To listen to the recording, please visit the webcast link which can be found on Docebo’s investor relations website at https://docebo.inc/events-and-presentations/default.aspx or call +1.647.362.9199 or 1-800-770-2030 and enter passcode 8722408#.

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information in this press release includes, but is not limited to, statements regarding the Company’s business; the guidance for the three months ended March 31, 2024 in respect of total revenue, gross profit margin and Adjusted EBITDA as a percentage of total revenue discussed under “Financial Outlook” in this press release; our 2024 product roadmap; the expanded use of AI across our platform; future financial position and business strategy; the learning management industry; our growth rates and growth strategies; addressable markets for our solutions; the achievement of advances in and expansion of our platform; expectations regarding our revenue and the revenue generation potential of our platform and other products; our business plans and strategies; and our competitive position in our industry. This forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: our ability to build our market share and enter new markets and industry verticals; our ability to attract and retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; currency exchange and interest rates; the impact of inflation and global macroeconomic conditions; the impact of competition; our ability to respond to the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:

•the Company’s ability to execute its growth strategies;
•the impact of changing conditions in the global corporate e-learning market;
•increasing competition in the global corporate e-learning market in which the Company operates;
•fluctuations in currency exchange rates and volatility in financial markets;
•changes in the attitudes, financial condition and demand of our target market;
•the Company’s ability to operate its business and effectively manage its growth under evolving macroeconomic conditions, such as high inflation and recessionary environments;
•developments and changes in applicable laws and regulations;
•fluctuations in the length and complexity of the sales cycle for our platform, especially for sales to larger enterprises;
•issues in the use of AI in our platform may result in reputational harm or liability;
•such other factors discussed in greater detail under the “Risk Factors” section of our Annual Information Form dated February 22, 2024 (“AIF”), which is available under our profile on SEDAR+ at www.sedar.com.

Our guidance for the three months ended March 31, 2024 in respect of total revenue, gross profit margin, and Adjusted EBITDA as a percentage of total revenue is subject to certain assumptions and associated risks as stated under “Forward-Looking Statements,” and in particular the following:
•our ability to win business from new customers and expand business from existing customers;
•the timing of new customer wins and expansion decisions by our existing customers;
•maintaining our customer retention levels, and specifically, that customers will renew contractual commitments on a periodic basis as those commitments come up for renewal, at rates consistent with our historical experience; and
•with respect to gross profit margin and Adjusted EBITDA as a percentage of revenue, our ability to contain expense levels while expanding our business.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in the “Summary of Factors Affecting our Performance” section of our MD&A for the three months and fiscal year ended December 31, 2023 and in the “Risk Factors” section of our AIF, should be considered carefully by prospective investors.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

Additional information relating to Docebo, including our AIF, can be found on SEDAR+ at www.sedar.com.

About Docebo

Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and measure the business impact of their learning programs. With Docebo’s end-to-end learning platform, organizations worldwide are equipped to deliver scaled, personalized learning across all their audiences and use cases, driving growth and powering their business.

For further information, please contact:

Mike McCarthy
Vice President - Investor Relations
(214) 830-0641
mike.mccarthy@docebo.com

Results of Operations

The following table outlines our consolidated statements of income and comprehensive income (loss) for the following periods:

	Three months ended December 31,		Fiscal year ended December 31,
(In thousands of US dollars, except per share data)	2023	2022	2023	2022
	$	$	$	$
Revenue	49,280	38,955	180,839	142,912
Cost of revenue	9,255	7,507	34,498	28,178
Gross profit	40,025	31,448	146,341	114,734

Operating expenses

General and administrative	8,570	7,387	33,788	30,183
Sales and marketing	16,163	15,504	67,204	59,654
Research and development	9,023	6,377	35,479	24,778
Share-based compensation	1,611	1,089	6,049	4,713
Foreign exchange loss (gain)	3,025	564	4,390	(11,112)
Depreciation and amortization	554	602	3,141	2,333
	38,946	31,523	150,051	110,549
Operating income (loss)	1,079	(75)	(3,710)	4,185

Finance income, net	(2,231)	(1,835)	(8,737)	(3,512)
Other (income) loss	—	(21)	181	(85)
Income before income taxes	3,310	1,781	4,846	7,782

Income tax expense	88	181	2,006	764

Net income for the year	3,222	1,600	2,840	7,018

Other comprehensive (income) loss
Item that may be reclassified subsequently to income:
Exchange (gain) loss on translation of foreign operations	(3,363)	(697)	(3,955)	11,936
Item not subsequently reclassified to income:
Actuarial loss (gain)	330	(252)	330	(252)
	(3,033)	(949)	(3,625)	11,684

Comprehensive income (loss)	6,255	2,549	6,465	(4,666)

Earnings per share - basic	0.10	0.05	0.09	0.21
Earnings per share - diluted	0.10	0.05	0.08	0.21
Weighted average number of common shares outstanding - basic	31,900,115	33,087,982	32,525,229	33,067,716
Weighted average number of common shares outstanding - diluted	32,858,853	34,064,465	33,678,624	34,041,754

Key Statement of Financial Position Information

(In thousands of US dollars, except percentages)	December 31, 2023	December 31, 2022	Change	Change
	$	$	$	%
Cash and cash equivalents	71,950	216,293	(144,343)	(66.7)%
Total assets	158,375	283,669	(125,294)	(44.2)%
Total liabilities	107,654	91,458	16,196	17.7%
Total long-term liabilities	7,002	7,096	(94)	(1.3)%

Non-IFRS Measures and Reconciliation of Non-IFRS Measures

This press release makes reference to certain non-IFRS measures including key performance indicators used by management and typically used by our competitors in the software-as-a-service (“SaaS”) industry. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with alternative measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including SaaS industry metrics, in the evaluation of companies in the SaaS industry. Management also uses non-IFRS measures to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures referred to in this press release include “Annual Recurring Revenue”, “Average Contract Value”, “Net Dollar Retention Rate”, “Adjusted EBITDA”, “Adjusted Net Income”, “Adjusted Earnings per Share - Basic and Diluted”, “Working Capital” and “Free Cash Flow”.

Key Performance Indicators

We recognize subscription revenues ratably over the term of the subscription period under the provisions of our agreements with customers. The terms of our agreements, combined with high customer retention rates, provides us with a significant degree of visibility into our near-term revenues. Management uses a number of metrics, including the ones identified below, to measure the Company’s performance and customer trends, which are used to prepare financial plans and shape future strategy. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

•Annual Recurring Revenue: We define Annual Recurring Revenue as the annualized equivalent value of the subscription revenue of all existing contracts (including Original Equipment Manufacturer (“OEM”) contracts) as at the date being measured, excluding non-recurring revenues from implementation, support and maintenance fees. Our customers generally enter into one to three year contracts which are non-cancellable or cancellable with penalty. Accordingly, our calculation of Annual Recurring Revenue assumes that customers will renew the contractual commitments on a periodic basis as those commitments come up for renewal. Subscription agreements may be subject to price increases upon renewal reflecting both inflationary increases and the additional value provided by our solutions. In addition to the expected increase in subscription revenue from price increases over time, existing customers may subscribe for additional features, learners or services during the term. We believe that this measure provides a fair real-time measure of performance in a subscription-based environment. Annual Recurring Revenue provides us with visibility for consistent and predictable growth to our cash flows. Our strong total revenue growth coupled with increasing Annual Recurring Revenue indicates the continued strength in the expansion of our business and will continue to be our focus on a go-forward basis.

•Average Contract Value: Average Contract Value is calculated as total Annual Recurring Revenue divided by the number of active customers.

•Net Dollar Retention Rate: We believe that our ability to retain and expand a customer relationship is an indicator of the stability of our revenue base and long-term value of our customers. We assess our performance in this area using a metric we refer to as Net Dollar Retention Rate. We compare the aggregate subscription fees contractually committed for a full month under all customer agreements (the “Total Contractual Monthly Subscription Revenue”) of our total customer base (excluding OEM partners with revenue share agreements) as of the beginning of each month to the Total Contractual Monthly Subscription Revenue of the same group at the end of the month. The Net Dollar Retention Rate includes the effect, on a dollar-weighted value basis, of our subscriptions that expand, renew, contract, or attrit, but excludes the Total Contractual Monthly Subscription Revenue from new customers during the years.

Annual Recurring Revenue, Average Contract Value and Net Dollar Retention Rate for the fiscal years ended at December 31, 2023 and 2022, were as follows:

	2023	2022	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	194.3	157.1	37.2	23.7%
Average Contract Value (in thousands of US dollars)	51.7	46.3	5.4	11.7%
Net Dollar Retention Rate	104%	109%	(5.0)%	(5.0)%

Adjusted EBITDA

Adjusted EBITDA is defined as net income excluding net finance income, depreciation and amortization, income taxes, share-based compensation and related payroll taxes, other income, foreign exchange gains and losses, acquisition related compensation, transaction related expenses and restructuring costs.

The IFRS measure most directly comparable to Adjusted EBITDA presented in our financial statements is net income.

The following table reconciles Adjusted EBITDA to net income for the periods indicated:

	Three months ended December 31,		Fiscal year ended December 31,
(In thousands of US dollars)	2023	2022	2023	2022
	$	$	$	$
Net income	3,222	1,600	2,840	7,018
Finance income, net(1)	(2,231)	(1,835)	(8,737)	(3,512)
Depreciation and amortization(2)	554	602	3,141	2,333
Income tax expense	88	181	2,006	764
Share-based compensation(3)	1,611	1,089	6,049	4,834
Other income(4)	—	(21)	181	(85)
Foreign exchange loss (gain)(5)	3,025	564	4,390	(11,112)
Acquisition related compensation(6)	231	80	2,477	948
Transaction related expenses(7)	—	—	1,081	101
Restructuring(8)	—	—	2,849	—
Adjusted EBITDA	6,500	2,260	16,277	1,289
Adjusted EBITDA as a percentage of total revenue	13.2%	5.8%	9.0%	0.9%

(1)Finance income, net, is primarily related to interest income earned on the net proceeds from the IPOs as the funds are invested in highly liquid short-term interest-bearing marketable securities which is offset by interest expenses incurred on lease obligations, and contingent consideration.

(2)Depreciation and amortization expense is primarily related to depreciation expense on right-of-use assets (“ROU assets”), property and equipment and acquired intangible assets.

(3)These expenses represent non-cash expenditures recognized in connection with the issuance of share-based compensation to our employees and directors and cash payroll taxes paid on gains earned by option holders when stock options are exercised.

(4)Other expense (income) is primarily comprised of rental income from subleasing office space.

(5)These non-cash gains and losses relate to foreign exchange translation.

(6)These costs represent the earn-out portion of the consideration paid to the vendors of acquired businesses that is associated with the achievement of certain performance and employment obligations.

(7)These expenses relate to professional, legal, consulting, accounting and other fees related to acquisition activities that would otherwise have not been incurred and are not considered an expense indicative of continuing operations.

(8)    There was a reduction in workforce during the second quarter of 2023 that resulted in severance payments to employees. Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility.

Adjusted Net Income and Adjusted Earnings per Share - Basic and Diluted

Adjusted Net Income is defined as net income excluding amortization of intangible assets, share-based compensation and related payroll taxes, acquisition related compensation, transaction related expenses, restructuring costs, foreign exchange gains and losses, and income taxes.

Adjusted Earnings per share - basic and diluted is defined as Adjusted Net Income divided by the weighted average number of common shares (basic and diluted).

The IFRS measure most directly comparable to Adjusted Net Income presented in our financial statements is net income.

The following table reconciles net income to Adjusted Net Income for the periods indicated:

	Three months ended December 31,		Fiscal year ended December 31,
(In thousands of US dollars)	2023	2022	2023	2022
	$	$	$	$
Net income for the period	3,222	1,600	2,840	7,018
Amortization of intangible assets	(79)	81	613	333
Share-based compensation	1,611	1,089	6,049	4,834
Acquisition related compensation	231	80	2,477	948
Transaction related expenses	—	—	1,081	101
Restructuring	—	—	2,849	—
Foreign exchange loss (gain)	3,025	564	4,390	(11,112)
Income tax (recovery) expense related to adjustments(1)	293	(24)	860	174
Adjusted net income (loss)	8,303	3,390	21,159	2,296

Weighted average number of common shares - basic	31,900,115	33,087,982	32,525,229	33,067,716
Weighted average number of common shares - diluted	32,858,853	34,064,465	33,678,624	34,041,754
Adjusted earnings per share - basic	0.26	0.10	0.65	0.07
Adjusted earnings per share - diluted	0.25	0.10	0.63	0.07
(1) This line item reflects income tax expense on taxable adjustments using the tax rate of the applicable jurisdiction.

Working Capital

Working Capital as at December 31, 2023 and 2022 was $21.5 million and $178.7 million, respectively. Working Capital is defined as current assets, excluding the current portion of the net investment in finance lease and contract costs, minus current liabilities, excluding borrowings, if any, and the current portion of contingent consideration and lease obligations. Working Capital is not a recognized measure under IFRS.

The following table represents the Company’s working capital position as at December 31, 2023 and 2022:

	2023	2022
	$	$
Current assets	127,153	263,585
Less: Current portion of net investment in finance lease	(83)	(174)
Less: Current portion of contract acquisition costs	(6,394)	(2,778)
Current assets, net of net investment in finance lease and contract acquisition costs	120,676	260,633

Current liabilities	100,652	84,362
Less: Current portion of contingent consideration	0	(1,083)
Less: Current portion of lease obligations	(1,470)	(1,374)
Current liabilities, contingent consideration and lease obligations	99,182	81,905
Working capital	21,494	178,728

Free Cash Flow

Free Cash Flow is defined as cash flows from operating activities less cash used for purchases of property and equipment and capitalized internal-use software costs, plus non-recurring expenditures such as the payment of acquisition-related compensation, the payment of transaction-related costs, and the payment of restructuring costs. Free Cash Flow is not a recognized measure under IFRS. The IFRS measure most directly comparable to Free Cash Flow presented in our financial statements is cash flow from operating activities.

The following table reconciles our cash flows from operating activities to Free Cash Flow:

	Three months ended December 31,		Fiscal year ended December 31,
(In thousands of US dollars)	2023	2022	2023	2022
	$	$	$	$
Cash flow from operating activities	6,476	2,193	15,964	2,288
Purchases of property and equipment	(249)	(221)	(635)	(1,081)
Acquisition related compensation paid	669	—	858	82

Transaction related expenses paid	90	—	1,081	141
Restructuring costs paid	18	—	2,849	—
Free cash flow	7,004	1,972	20,117	1,430
Free cash flow as a percentage of total revenue	14.2%	5.1%	11.1%	0.8%